2200 Ross Avenue, Suite 2200

Dallas, Texas 75201-6776

Telephone: 214-740-8000

Fax: 214-740-8800

www.lockelord.com

Kenneth L. Betts

Direct Telephone: 214-740-8696

Direct Fax: 214-756-8196

kbetts@lockelord.com

 April 30, 2013

Via Facsimile

Ms. Erin E. Martin

Attorney - Advisor

Securities and Exchange Commission

Washington, DC 20549

Re:	Plymouth Opportunity REIT, Inc.

File No. 333-173048

Dear Ms. Martin:

Set forth below are the responses of Plymouth Opportunity REIT, Inc. (the "Company") to the Commission's comments in its letter dated April 25, 2013 regarding the Company's Post-Effective Amendment No. 3 to Form S-11, filed April 19, 2013, and Form 10-K for the fiscal year ended December 31, 2012, filed April 15, 2013 (the “Form 10-K”). We understand that the Commission may have additional comments after reviewing the response set forth below.

For your convenience, the Commission's comment has been repeated herein in bold font, with the Company's response immediately following the Commission's comment.

General

1.	We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2012. We further note that in your certifications, you did not include the phrase in paragraph 4: “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) . . ,” and you omitted paragraph 4(b) in its entirety. Please amend your Form 10-K to provide the correct certifications. Please refer to Regulation S-K Compliance and Disclosure Interpretation Question 246.13, which can be found on our website, for guidance.

The Company filed an amendment to its Form 10-K with the Commission on April 29, 2013 that includes revised Exhibits 31.1 and 31.2, containing the requested disclosure.

April 30, 2013

The Company will be filing Post-Effective Amendment No. 4 on Wednesday, May 1, 2013, to revise the section of the prospectus contained in Amendment No. 4 entitled “Incorporation of Certain Information By Reference” to include a reference to the Form 10-K/A filed on April 29, 2013.

Should you have any questions regarding the above response, please do not hesitate to contact the undersigned at (214) 740-8696.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:	Jeffrey E. Witherell

Bryan L. Goolsby, Esq.